UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 18, 2023

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 18 September 2023 – On 10 August 2023, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 30 billion to be executed during a 12-month period beginning 1 February 2023.

Under the programme initiated 10 August 2023, Novo Nordisk will repurchase B shares for an amount up to DKK 5.7 billion in the period from 10 August 2023 to 31 October 2023.

The trading unit of the Novo Nordisk B shares listed on Nasdaq Copenhagen has been changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. This is the first company announcement on the 2023 share repurchase programme covering the new trading unit of DKK 0.10. The total amount of A and B shares in the company, the total number of shares purchased under the 2023 share repurchase programme, including the average purchase price and the number of Treasury shares owned by the company, have been adjusted to reflect the new trading unit of DKK 0.10.

Since the announcement 13 September 2023, the following transactions have been made:

Number of B shares (of DKK 0.10)		Average purchase price	Transaction value, DKK
Accumulated, last announcement	3,601,162		2,326,840,748
13 September 2023	144,000	673.17	96,936,467
14 September 2023	144,000	678.91	97,762,881
15 September 2023	144,000	678.90	97,761,101
Accumulated under the programme	4,033,162		2,619,301,196

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 36,529,386 B shares of DKK 0.10 as treasury shares, corresponding to 0.8% of the share capital. The total amount of A and B shares of DKK 0.10 in the company is 4,510,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 30 billion during a 12- month period beginning 1 February 2023. As of 15 September 2023, Novo Nordisk has since 1 February 2023 repurchased a total of 32,470,324 B shares of DKK 0.10 at an average share price of DKK 551.54 per B share of DKK 0.10 equal to a transaction value of DKK 17,908,531,781.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 59,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com
Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com
David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com
Sina Meyer +45 3075 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 59 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 18, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer